UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM N-17f-2

Certificate of Accounting of Securities and Similar
Investments in the Custody of
Management Investment Companies

Pursuant to Rule 17f-2 [17 CFR 270.17f-2]

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1.	Investment Company Act File Number:	Date examination completed:

811- 05639		September 16, 2005

2.	State identification Number:

AL	AK	AZ	AR	CA	CO

CT	DE	DC	FL	GA	HI

ID	IL	IN	IA	KS	KY

LA	ME	MD	MA	MI	MN

MS	MO	MT	NE	NV	NH

NJ	NM	NY	NC	ND	OH 31 – 1251983

OK	OR	PA	RI	SC	SD

TN	TX	UT	VT	VA	WA

WV	WI	WY	PUERTO RICO

Other (specify):

3.	Exact name of investment company as specified in registration statement:

Pacholder High Yield Fund, Inc.

4.	Address of principal executive office (number, street, city, state, zip code):

8044 Montgomery Road, Ste. 555, Cincinnati, OH 45236

INSTRUCTIONS

This Form must he completed by investment companies that have custody of securities or similar investments.

Investment Company

1.	All items must be completed by the investment company.

2.

Give this Form to the independent public accountant who, in compliance with Rule 17f-2 under the Act and applicable state law, examines securities and similar investments in the custody of the investment company.

Accountant

3.

Submit this Form to the Securities and Exchange Commission and appropriate state securities administrators when filing the certificate of accounting required by Rule 17f-2 under the Act and applicable state law. File the original and one copy with the Securities and Exchange Commission’s principal office in Washington, D.C., one copy with the regional office for the region in which the investment company’s principal business operations are conducted, and one copy with the appropriate state administrator(s), if applicable.

THIS FORM MUST BE GIVEN TO YOUR INDEPENDENT PUBLIC ACCOUNTANT

SEC 2198 (10-03)

PricewaterhouseCoopers LLP
100 East Broad Street, Suite 2100
Columbus OH 43215
Telephone (614) 225 8700
Facsimile (614) 224 1044

Report of Independent Registered Public Accounting Firm

To the Board of Directors of
Pacholder High Yield Fund, Inc.:

We have examined management’s assertion, included in the accompanying Management Statement Regarding Compliance with Certain Provisions of the Investment Company Act of 1940, about Pacholder High Yield Fund, Inc.’s (the “Fund”) compliance with the requirements of subsections (b) and (c) of Rule 17f-2 under the Investment Company Act of 1940 (“the Act”) as of September 16, 2005. Management is responsible for the Fund’s compliance with those requirements. Our responsibility is to express an opinion on management’s assertion about the Fund’s compliance based on our examination.

Our examination was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included examining, on a test basis, evidence about the Fund’s compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of September 16, 2005, and with respect to agreement of security purchases and sales, for the period from April 1, 2005 (the date of our last examination), through September 16, 2005:

-	Count and inspection of all securities located in the vault of JP Morgan Worldwide Securities Services, the Fund’s Custodian, in Columbus, Ohio without prior notice to management;

-

Confirmation of all securities held in an omnibus account in book entry form at the Depository Trust Company. Each Fund investment was reconciled between the Fund’s book and records and the Custodian. The Custodian records were then reconciled to the Depository Trust Company;

-	Confirmation of all bank debt held by the Fund with the counterparty;

-	Reconciliation of all such securities to the books and records of the Fund and the Custodian;

-	Agreement of 20 security purchases and 40 security sales or maturities since our last report date from the books and records of the Fund to trade tickets;

-	Confirmation of all repurchase agreements with brokers/banks and agreement of underlying collateral with the Custodian’s records; and

-	Agreement of all unsettled security purchases or sales as of our report date from the books and records of the Fund to broker confirmations or subsequent settlement.

We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Fund’s compliance with specified requirements.

In our opinion, management’s assertion that Pacholder High Yield Fund, Inc was in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of September 16, 2005 with respect to securities reflected in the investment account of the Fund is fairly stated, in all material respects.

This report is intended solely for the information and use of the Board of Directors, management, and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.

July 18, 2006

2

Management Statement Regarding Compliance with Certain Provisions of the Investment
Company Act of 1940

We, as members of management of Pacholder High Yield Fund, Inc. (hereafter referred to as the “Fund,”), are responsible for complying with the requirements of subsections (b) and (c) of Rule l7f-2, Custody of Investments by Registered Management Investment Companies, of the Investment Company Act of 1940. We are also responsible for establishing and maintaining effective internal controls over compliance with those requirements. We have performed an evaluation of the Fund’s compliance with the requirements of subsections (b) and (c) of Rule 17f-2 as of September 16, 2005, and from April 1, 2005 through September 16, 2005.

Based on this evaluation, we assert that the Fund was in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of September 16, 2005, and from April 1, 2005 through September 16, 2005, with respect to securities reflected in the investment account of the Fund.

Pacholder High Yield Fund, Inc.

By:

William J. Morgan
President